SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)


                       Thomas Nelson, Inc.

                         (Name of Issuer)


                      Class B Common Stock

                 (Title of Class of Securities)


                            640376208

                         (CUSIP Number)



                          Joe L. Powers
           501 Nelson Place, Nashville, TN  37214-1000
                         (615) 889-9000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notice and Communications)

                         January 1, 2000

     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376208                13D             Page 2 of 5

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joe L. Powers
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]

     SEC USE ONLY
3

     SOURCE OF FUNDS
4
     00/NA

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                      [    ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                         SOLE VOTING POWER
                    7    137,357 shares of Class B Common Stock

      NUMBER OF
       SHARES            SHARED VOTING POWER
    BENEFICIALLY    8    0
      OWNED BY
       EACH
     REPORTING           SOLE DISPOSITIVE POWER
      PERSON        9    135,156 shares of Class B Common Stock
       WITH

                         SHARED DISPOSITIVE POWER
                    10   2,201 shares of Class B Common Stock

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11   137,357 shares of Class B Common Stock, consisting of
     60,690 shares of Class B Common Stock held directly and options to purchase 76,667 shares of either Common Stock or
     Class    B Common Stock (right to acquire) that are vested
     or will vest within 60 days of the date
      hereof.

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                                  [   ]


     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   11.9% Class B Common Stock

     TYPE OF REPORTING PERSON

14   Individual


Date:    1/14/2000                                    Page 3 of 5

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Joe L. Powers.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) Executive Vice President and Secretary, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D is filed to reflect Mr. Powers' beneficial ownership of Class B Common Stock of the Issuer, including beneficial ownership resulting from the vesting of certain stock options issued pursuant to the Issuer's 1992 Employee Stock Incentive Plan. These option grants were awarded by the Compensation Committee of the Board of Directors of the Issuer pursuant to the Issuer's 1992 Employee Stock Incentive Plan as long-term incentive compensation as set forth in the Issuer's Proxy Statement dated July 7, 1999 for its Annual Meeting of Shareholders.

     Item 4.  Purpose of Transaction.

     Mr. Powers holds shares of Class B Common Stock described herein for investment purposes and has no present plans or proposals that would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Powers beneficially owns 11.9% (11.7% with sole dispositive power) of the Class B Common Stock of the Issuer, or 137,357 shares of Class B Common Stock, consisting of 60,690 shares of Class B Common Stock held directly and options to purchase 76,667 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     (b) Mr. Powers beneficially owns the following number of shares with:

          Class B Common Stock:

          Sole Voting Power: 137,357 shares of Class B Common
                             Stock

          Shared Voting Power:  0

          Sole Dispositive Power:  135,156 shares of Class B
                                   Common Stock

          Shared Dispositive Power:  2,201 shares of Class B
                                     Common Stock

     Shared Dispositive Power: Mr. Powers shares dispositive power with respect to 2,201 shares of Class B Common Stock beneficially owned and held in the Thomas Nelson Employee Stock Ownership Plan (the "ESOP"). The ESOP trustee is Merrill Lynch Trust Company of Florida (the "Trustee"), a Florida corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office and its principal business is 50 North Laura Street, Suite 3650, Jacksonville, Florida, 32202. To Mr. Powers' knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (e).

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6.  Contracts, Arrangements, Understandings, or
     Relationships with  Respect to Securities of the Issuer.

     Mr. Powers' beneficial ownership of the Issuer's Class B Common Stock includes the right to acquire 76,667 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1992 Employee Stock Incentive Plan.

     Item 7.  Material to be filed as Exhibits.

          N/A


Date:    1/14/2000                                 Page 5 of 5



                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BY:      /s/ Joe L. Powers
                                             ----------------------
                                                 Joe L. Powers


Dated:   January 14, 2000